
Mail Stop 7010

February 25, 2008

via U.S. mail and facsimile

Donald J. Vrana
Senior Vice President and Chief Financial Officer
The PBSJ Corporation
5300 West Cypress Street, Suite 200
Tampa, Florida 33607

> **RE: The PBSJ Corporation**
> **Form 10-K for the Fiscal Year Ended September 30, 2007**
> **Filed December 18, 2007**
> **Form 10-Q for the Fiscal Quarter Ended December 31, 2007**
> **File No. 0-30911**

Dear Mr. Vrana:

We have reviewed your response letter dated February 19, 2008 and have the following additional comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

Critical Accounting Policies, page 53

1. We note your response to comment 3 in our letter dated January 22, 2008 including the disclosures you intend to include in future filings. Please further revise these draft disclosures to include the following:
    *   State that the valuations performed by the appraisers take into consideration actual financial activity for the three months subsequent to September 30th including any significant transactions.

- State that historically there have not been any significant transactions between the period the stock price is determined and the stock trading window. However, if there were a significant transaction during this period, you would update the stock price used for the stock trading window or any other transaction in which stock is issued.

Form 10-Q for the Fiscal Quarter Ended December 31, 2007

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

2. Financial Condition and Capital Resources, page 31

2. In future filings, please revise your discussion and analysis of your accounts receivable, net and unbilled fees to address each of the following:
   - Explain why accounts receivable, net and unbilled fees together as of December 31, 2007 and September 30, 2007 exceed the amount of revenue recognized during each of those fiscal quarters.
   - Explain why DSO in receivables increased from 49.7 days as of September 30, 2007 to 58 days as of December 31, 2007. In addition, we note that the allowance for doubtful accounts as a percentage of accounts receivable, net increased to 2.6% as of December 31, 2007 from 2.2% as of September 30, 2007 even though accounts receivable, net increased by 8.5% and DSO increased by 8.3 days. Please explain how this increase in the allowance for doubtful accounts sufficiently addresses any collectibility issues that may arise given the continued increase in accounts receivable, net and its DSO.
   - Based on your discussion and analysis of unbilled fees as of December 31, 2007, $28,309,000 remains unbilled as of January 31, 2008. Disclose when you expect to bill this remaining amount. If you are unable to bill this remaining amount due to issues, such as claims, please disclose this fact including the details of such claims.

   Please provide us with the disclosures you intend to include in future filings to address these items.

<p style="text-align:center">*   *   *   *</p>

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief